Supplemental Agreement Entered into by and between Shenzhen BAK Battery Co., Ltd. (“the Borrower”) and Shenzhen Branch, China Development Bank Co., Ltd (“the Lender”) dated June 13, 2011

Whereas, the Borrower and the Lender have entered into a loan agreement (contract number: 4403236012009020660) (hereinafter called “Prime Loan Agreement”). Hereby, the parties agree to enter into the following Supplemental Agreements (contract number: 4403236012011020646) for amending part of the clauses of the Loan Agreement:

  Raising the loans’ annual interest rate by 5 points of the benchmark rate announced by the People’s Bank of China, or the PBOC, with a rate in line with the benchmark interest rate adjustment of the PBOC.

  No amendment to the other clauses of the Prime Loan Agreement.

  This Supplemental Agreement becomes effective since it is signed and stamped.